UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LANDSEA HOMES CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

51509P103

(CUSIP Number)

August 24, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103

1.	Names of Reporting Persons Green Investment Alpha Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 631,136
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 631,136

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,136
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 1.7% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

The percentage ownership is based upon 37,793,314 shares of Common Stock issued and outstanding as of August 24, 2023, as set forth in the Issuer’s prospectus supplement dated August 21, 2023, filed with the United States Securities and Exchange Commission on August 23, 2023 (the “Prospectus Supplement”) in connection with the Secondary Offering (defined below).

CUSIP No. 51509P103

1.	Names of Reporting Persons Heng Yang Holdings Development Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 631,136
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 631,136

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,136
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 1.7% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

The percentage ownership is based upon 37,793,314 shares of Common Stock issued and outstanding as of August 24, 2023, as set forth in the Issuer’s Prospectus Supplement filed in connection with the Secondary Offering.

CUSIP No. 51509P103

1.	Names of Reporting Persons Yongjian Zuo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 631,136
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 631,136

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,136
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 1.7% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

The percentage ownership is based upon 37,793,314 shares of Common Stock issued and outstanding as of August 24, 2023, as set forth in the Issuer’s Prospectus Supplement filed in connection with the Secondary Offering.

Item 1(a).Name of Issuer

Landsea Homes Corporation (the “Issuer”).

Item 1(b).Address of the Issuer’s Principal Executive Offices

1717 McKinney, Suite 1000

Dallas, Texas 75202

Item 2(a).Names of Persons Filing

This Amendment No. 1 to Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Green Investment Alpha Limited, a British Virgin Islands company (“Green Investment Alpha”) which is the holder of 631,136 shares of common stock of the Issuer; (ii) Heng Yang Holdings Development Ltd., a British Virgin Islands company (“Heng Yang”), which is the 100% direct owner of Green Investment Alpha; and (3) Mr. Yongjian Zuo, a citizen of and resident in the People’s Republic of China, who is the 100% direct owner of Heng Yang (“Mr. Zuo” and collectively with Green Investment Alpha and Heng Yang the “Reporting Persons” and each individually a “Reporting Person”).

Although Heng Yang and Mr. Zuo may be deemed beneficial owners of the Shares, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Heng Yang or Mr. Zuo as having a beneficial ownership interest in the Shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly denied.

Item 2(b).Address of the Principal Business Office, or if none, Residence:

The address for the Reporting Persons is: 1001-1012, 10/F,K Wah Centre, 191 Java Road, North Point, Hong Kong.

Item 2(c). Citizenship

Green Investment Alpha is a corporation formed in the British Virgin Islands. Heng Yang is corporation formed in the British Virgin Islands. Mr. Zuo is a citizen of and resident in the People’s Republic of China.

Item 2(d).Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP Number

51509P103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

Pursuant to an underwriting agreement, dated August 21, 2023 (the “Underwriting Agreement”), Green Investment Alpha sold 4,207,574 shares of Common Stock at a public offering price of $9.75 per share in an underwritten registered secondary offering (the “Secondary Offering”), which Secondary Offering closed on August 24, 2023. In addition, through participation in the Secondary Offering, the Issuer repurchased 800,000 shares of Common Stock being offered by Green Investment Alpha, at a price equal to the per share public offering price in the Secondary Offering (the “Repurchased Shares”). The Secondary Offering, including the repurchase by the Company of the Repurchased Shares, closed on August 24, 2023. Green Investment Alpha has granted the underwriters pursuant to the Underwriting Agreement an option to purchase up to 631,136 additional shares of Common Stock, which option has not yet been exercised.

The percentage of Common Stock held by the Reporting Persons is based upon 37,793,314 shares of Common Stock issued and outstanding as of August 24, 2023, as set forth in the Issuer’s Prospectus Supplement filed with the Commission in connection with the Secondary Offering.

The information required by items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

Although Heng Yang and Mr. Zuo may be deemed beneficial owners of the Shares, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Heng Yang or Mr. Zuo as having a beneficial ownership interest in the Shares for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly denied.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 28, 2023

GREEN INVESTMENT ALPHA LIMITED

By:	/s/ Xin Song
Name: Xin Song
Title: Authorized Signatory

HENG YANG HOLDINGS DEVELOPMENT LTD.

By:	/s/ Huaijun Chen
Name: Huaijun Chen
Title: Authorized Signatory

By:	/s/ Yongjian Zuo
Name: Yongjian Zuo

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G/A filed with the Securities and Exchange Commission on June 13, 2022.)